NIAGARA INTERNATIONAL CAPITAL LIMITED

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2017
WITH
INDEPENDENT AUDITORS' REPORT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- **66911**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Niagara International Capital Limited

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16935 West Bernardo Drive, Suite 140
(No. and Street)

San Diego	CA	92127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Nanula **800-353-1770**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dansa & D'Arata LLP
(Name – *if individual, state last, first, middle name*)

361 Delaware Avenue	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Anthony Nanula**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Niagara International Capital Limited, as

of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CCO

Title

see attached

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ ______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 12th day of March, 20 18,
by (1) Anthony Navarla
(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

SHAUN GRAHAM
Notary Public - California
San Diego County
Commission # 2175604
My Comm. Expires Dec 30, 2020

Seal
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Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ Document Date: __________

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NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS



DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Niagara International Capital Limited

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Niagara International Capital Limited as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Niagara International Capital Limited's management. Our responsibility is to express an opinion on Niagara International Capital Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)(PCAOB) and are required to be independent with respect to Niagara International Capital Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission included on page 12 has been subjected to audit procedures performed in conjunction with the audit of Niagara International Capital Limited's financial statements. The supplemental information is the responsibility of Niagara International Capital Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R 240. 17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dansa & D'Arata LLP

We have served as Niagara International Capital Limited's auditor since 2017.

Dansa & D'Arata LLP
Buffalo, New York
March 5, 2018

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	238,611
Accounts receivable		816,585
Accounts receivable - related party		9,755
Prepaid expenses		55,875
Employee advances		9,822
Total current assets		1,130,648

OTHER ASSETS:

Investments, at fair value	25,000
Restricted cash	36,017
Total other assets	61,017

	$	1,191,665

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable	$	871,136
Accrued expenses		2,113
Total current liabilities		873,249

STOCKHOLDER'S EQUITY:

Common stock - no par value, stated value $1,250 per share,	
200 shares authorized, 4 shares issued and outstanding	5,000
Additional paid-in capital	1,629,457
Accumulated deficit	(1,316,041)
	318,416

	$	1,191,665

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions	$ 5,919,507
Service fee income	122,925
Reimbursement income	81,389
Interest income	3,268
	6,127,089
EXPENSES:	
Salaries and commissions	4,938,017
Third party usage	390,367
Professional fees	89,249
Payroll taxes and benefits	88,700
Outside services	85,583
Travel, meals and entertainment	73,727
Licensing fees	65,072
Membership and filing fees	62,043
Insurance	59,751
Rent	40,875
Communication and data	22,017
Office expense	12,384
Consulting	7,875
Advertising and promotion	6,834
Repairs and maintenance	4,306
Continuing education	3,042
Interest	3,031
Taxes	2,215
Other	9,082
	5,964,170
NET INCOME	$ 162,919

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, January 1, 2017	$ 5,000	$ 1,643,090	$ (1,478,960)	$ 169,130
Distributions	-	(13,633)	-	(13,633)
Net income	-	-	162,919	162,919
BALANCE, December 31, 2017	$ 5,000	$ 1,629,457	$ (1,316,041)	$ 318,416

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 162,919
Adjustments to reconcile net income to net cash provided by operating activities:	
Net changes in assets and liabilities affecting operating cash flows:	
Accounts receivable	(689,501)
Accounts receivable - related party	(1,829)
Prepaid expenses	(16,980)
Restricted cash	(16)
Accounts payable	731,971
Accrued expenses	(28,830)
Net cash provided by operating activities	157,734
CASH FLOWS FROM INVESTING ACTIVITIES:	
Repayments of employee advances, net	1,326
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(13,633)
NET CHANGE IN CASH AND CASH EQUIVALENTS	145,427
CASH AND CASH EQUIVALENTS:	
Beginning of year	93,184
End of year	$ 238,611
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 3,031

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

1. ORGANIZATION

Niagara International Capital Limited (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides retail and investment banking services primarily in New York State and California. Effective February 13, 2013, the Company was approved in New York State to operate as a Registered Investment Advisor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. See Note 9 for further discussion of the restricted Raymond James account.

Accounts Receivable - Accounts receivable at December 31, 2017 consists of amounts outstanding from investment banking fees and reimbursable expenses per the registered representative and shared services contract further discussed in Note 4 and Note 5. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2017.

Employee Advances - Employee advances are stated at unpaid principal balances, less an allowance for a loss. Management periodically evaluates them for collectability based on inherent collection risks and adverse situations that may affect the borrower's ability to repay. Advances for which no contractual payments have been received for a period of time are considered delinquent. After all collection efforts are exhausted, any amounts deemed uncollectible based upon an assessment of the debtor's financial condition are written off. Management determined that no allowance is necessary as of December 31, 2017.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is 5 years. Maintenance and repair costs are charged to expense as incurred; significant betterments are capitalized.

Revenue Recognition - Commission, service fee and variable annuity contract income is recognized as the revenue is earned. Consulting income is recognized when all significant terms of the contract have been completed. Reimbursement income is recognized when payments are received.

NIAGARA INTERNATIONAL CAPITAL LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes - The Company has elected to be treated as an S-Corporation for federal, New York State and California tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income consequently; income taxes are not provided for in the accompanying financials statements.

Advertising - Advertising costs are expensed as incurred, and totaled $6,834 for the year ended December 31, 2017.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

New accounting pronouncements - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. This revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current U.S. generally accepted accounting principles (GAAP) and replaces it with a principles-based approach for determining revenue recognition. The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services.

Nonpublic entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Management has evaluated the new standard and does not expect it to have a material effect to its financial statements.

The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The core principle of the new standard is that lessees should recognize assets and liabilities arising from all leases, except for leases with a lease term of 12 months or less. Nonpublic entities are required to adopt the new standard for annual reporting periods beginning after December 15, 2019. Management is evaluating the impact of this new standard on its financial statements.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2018 and March 5, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

3. **RELATED PARTY TRANSACTIONS**

The Company has expense sharing agreements in place with companies related through common ownership. The sharing agreements are in place for payroll related expenses and other operating expenses. Amounts due are unsecured and due on demand. The Company was owed $9,755 as of December 31, 2017. The employees of the Company also participate in the retirement plan of one of the related parties. Company contributions to the plan totaled $1,213 for year ended December 31, 2017.

4. **REGISTERED REPRESENTATIVE CONTRACTS**

The Company has entered into agreements with several individuals in New York City, California, and Michigan to act as registered representatives of the Company in order to assist in executing investment banking and registered investment advisor contracts. These individuals are compensated as consultants and earn fees and commissions on those contracts. Their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission and consulting fees under these agreements amount to $4,659,886 for the year ended December 31, 2017. These fees are included in expenses in the accompanying statement of income. Certain expenses, such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

5. **SHARED SERVICES AGREEMENT**

The Company has Management and Shared Service Agreements (The "Agreements") with Cappello Group, Inc. and Alexander Cappello (collectively "Cappello), and Project Finance Advisory Limited (PFAL), (collectively the "Third Parties" both unrelated registered parties). As part of the Agreements, customer contracts for investment banking services and consulting are established between the Company, the Third Parties and the client. Revenue received is recorded in jointly owned bank accounts and paid out per the order determined in the Agreements. The Company receives an established monthly amount for the management and compliance support. The Company recorded $122,925 of management fees in 2017 as a result of these arrangements. Any expenses paid by the Company on the Third Parties behalf are reimbursed and recorded to reimbursement income. Registered representatives are then paid per their individual agreements with the Third Parties. Finally, any amounts remaining in the account are paid to the Third Parties as usage fees to be used for their operational expenses. The related cash accounts had a balance of $1,000, which is included in cash on the accompanying statement of financial condition at December 31, 2017.

The Company recorded revenue of $528,539 related to the Agreements, which consist of $459,965 investment banking income and $68,574 reimbursement income. Related expenses totaled $509,475, which consisted of $75,746 of registered representative fees, $43,362 of legal and regulatory fees and $390,367 of usage fees paid to Third Parties during the year ended December 31, 2017. These fees are included in general and administrative expenses in the accompanying statements of operations.

NIAGARA INTERNATIONAL CAPITAL LIMITED

6. LEASE AGREEMENTS

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. Monthly payments under this lease were $1,010 for 2017. In addition, the Company entered into a lease agreement with unrelated party for their San Diego Office. Monthly payments under this lease were $8,535, starting September 2017 through August 2018. Rent expense for the year ended December 31, 2017 was $40,875.

The Company leases office equipment from an unrelated party with rentals of $165 per month (plus taxes and insurance) for 48 months through December 2019. Rent expense for the year ended December 31, 2017 amounted to $1,735.

Future minimum lease payments are as follows; 2018 - $70,176; 2019 - $1,896:

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Computers	$ 10,423
Furniture	1,468
	11,891
Less: accumulated depreciation	(11,891)
	$ -

8. FAIR VALUE MEASUREMENT

Various valuation techniques are available in determining fair value. Financial Accounting Standards Board Codification No. 820, *Fair Value Measurements and Disclosures*, establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are based on the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs as described below.

Level 1 - Represents valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. The Company currently has no assets or liabilities using Level 1 inputs.

NIAGARA INTERNATIONAL CAPITAL LIMITED

Level 2 - Represents valuations based on quoted market prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. The Company currently has no assets or liabilities using Level 2 inputs.

Level 3 - Represents valuations based on inputs that are unobservable and are significant to the overall fair value measurement. The Company currently values equity investments using Level 3 inputs.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation technique used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Private equity investments - Cave Capital (formerly, Emerge VC): Derived based on the profits of the fund (the "carry"). Since there has been no carry in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

There have been no changes in the Company's fair value methodologies during 2017. The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Private Equity Investments	$ -	$ -	$ 25,000	$ 25,000

9. RESTRICTED CASH

The Company is required to maintain balance of $25,000 in an account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2017 consisted of a cash sweep account in the Raymond James Bank Deposit Program.

10. EMPLOYEE ADVANCES

The Company advances to employees totaled $9,822 at December 31, 2017. During 2017, there were repayments of $13,500 and additional advances of $12,174.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $86,683 which was $28,466 in excess of its required capital of $58,217. The Company's aggregate indebtedness to net capital ratio was .1 to 1 at December 31, 2017.

NIAGARA INTERNATIONAL CAPITAL LIMITED

13.   **NET CAPITAL REQUIREMENTS** *(Continued)*

The Company's unaudited computation of net capital of $86,683 disclosed in Part II of the previously filed Form X-17A-5 (Focus Report) as of December 31, 2017, was in agreement with the amount determined in the above paragraph.

14.   **SUBSEQUENT EVENTS**

Subsequent to December 31, 2017, the Company is in the process of restructuring with Chalice Wealth Partners, LLC ("CWP"). As part of the plan, CWP will become the holding company of several entities, including Chalice Capital Partners, LLC, which will be the new name and successor entity to Niagara International Capital Limited.

* * * * * * * * * * *

NIAGARA INTERNATIONAL CAPITAL LIMITED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL:

Total stockholder's equity			$ 318,416
Deductions:			
Non-allowable assets:			
Accounts receivable			128,906
Other assets			102,107
			231,013
Tentative net capital			87,403
Haircuts:			
Certificate of deposit			(720)
Net capital			86,683

NET CAPITAL REQUIREMENTS:

6 2/3% of aggregate indebtedness	$	58,213	
Minimum requirement	$	5,000	
Greater of above			58,213
EXCESS NET CAPITAL:			$ 28,470

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.



DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Niagara International Capital Limited

We have reviewed management's statements, included in the accompanying Niagara International Capital Limited Exemption Report, in which (1) Niagara International Capital Limited (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:((2)(ii)) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dansa & D'Arata LLP

Dansa & D'Arata LLP
Buffalo, New York
March 5, 2018

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: [716] 842-3900 ❖ F: [716] 883-2963 ❖ www.darata.com

Niagara International Capital Limited

Exemption Report

Niagara International Capital Limited (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R. 240.17a-5"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2017. Niagara International Capital Limited meets the exempt conditions set forth in paragraph (k)(2)(ii) of the rule, as follows:

    a. The provisions of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

(3) The Company has not recorded any exceptions to the exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2017.

Niagara International Capital Limited

I, Anthony Nanula, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CCO _____

March 5, 2018